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May 1, 2001

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, DC  20549


Re:  Agate Technology, Inc.
     File No. 0-333-5278-NY

We have read Item 4 of the Form 8-K of Agate Technology, Inc. dated May 1, 2001, and agree with the statements contained therein, except we have no basis to agree or to disagree if there was any consultation with the successor auditor as discussed in paragraph five (5).

Very truly yours,

Grant Thornton LLP